UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42454

SMART LOGISTICS GLOBAL LIMITED

(Registrant’s Name)

Unit No. 805, 8th Floor, Capital Centre

151 Gloucester Road,

Wanchai, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of Smart Logistics Global Limited (the “Company”) convened at July 10, 2026, at 10:00 A.M., Hong Kong Time (10 P.M. Eastern Time on July 9, 2026), at UNIT NO. 805, 8TH FLOOR, CAPITAL CENTRE, 151 GLOUCESTER ROAD, WANCHAI, HONG KONG, the shareholders of the Company adopted resolutions approving all of the six proposals considered at the Meeting. A total of 45,000,000 votes, as of June 10, 2026, the record date, were outstanding. There were present in person or by proxy 42,077,426 ordinary shares voted at the Meeting, which represents 93.5% of the votes of the outstanding ordinary shares in the Company. The results of the votes were as follows.

1.	Proposal One - AN ORDINARY RESOLUTION THAT IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT Hue Kwok Chiu, Lo Tai On, Hung Kam Wing, Timmy, Ng Man Li, and Chung Wai Man, be re-elected as directors of the Company, each to serve a term expiring at the annual general meeting in 2027 or until their successors are duly elected and qualified.

Hue Kwok Chiu	For	Against	Withheld/ Abstained
Total	42,041,179	31,115	890
Percentage of voted shares:	99.92%	0.07%	0.002%

Lo Tai On	For	Against	Withheld/ Abstained
Total	42,041,179	31,029	976
Percentage of voted shares:	99.92%	0.07%	0.002%

Hung Kam Wing, Timmy	For	Against	Withheld/ Abstained
Total	42,061,179	11,029	976
Percentage of voted shares:	99.97%	0.03%	0.002%

Ng Man Li	For	Against	Withheld/ Abstained
Total	42,041,265	31,029	890
Percentage of voted shares:	99.92%	0.07%	0.002%

Chung Wai Man	For	Against	Withheld/ Abstained
Total	42,041,265	31,029	890
Percentage of voted shares:	99.92%	0.07%	0.002%

2.	Proposal Two - AN ORDINARY RESOLUTION THAT the appointment of Privatco CPA Limited to serve as the independent registered accountant of the Company for the fiscal year ending December 31, 2026 be ratified, confirmed and approved in all respects.

	For	Against	Withheld/ Abstained
Total	42,042,569	30,615	0
Percentage of voted shares:	99.93%	0.07%	-

3.	Proposal Three - A SPECIAL RESOLUTION THAT:

(i) the re-designation and re-classification of all of the 156,000,000,000 shares of a par value HK$0.0001 each (the “Existing Shares”) in the share capital of the Company, whether issued or unissued, into 155,900,000,000 class A ordinary shares of a par value HK$0.0001 each (the “Class A Ordinary Shares”) and 100,000,000 class B ordinary shares of a par value HK$0.0001 each (the “Class B Ordinary Shares”) be and are hereby approved and confirmed, such that the authorized share capital of the Company shall be re-designated and re-classified into HK$15,600,000.00 divided into 155,900,000,000 Class A Ordinary Shares, each entitled to one (1) vote, and 100,000,000 Class B Ordinary Shares, each entitled to fifty (50) votes (the “Share Re-Designation”);

(ii) upon the Share Re-Designation becoming effective, (i) 20,000,000 Existing Shares held by ASL Ventures Limited will be re-designated and re-classified into 20,000,000 Class B Ordinary Shares with 50 votes per Class B Ordinary Share held by ASL Ventures Limited and (ii) the remaining issued Existing Shares will be re-designated and re-classified into Class A Ordinary Shares with 1 vote per Class A Ordinary Share, on a one for one basis;; and

(iii) any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Share Re-Designation, including without limitation, updating the register of members of the Company, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

	For	Against	Withheld/ Abstained
Total	42,021,011	56,087	100
Percentage of voted shares:	99.87%	0.13%	0.00%

4.	Proposal Four - A SPECIAL RESOLUTION THAT, upon the Share Re-Designation becoming effective:

(i) the proposed amendments to the existing amended and restated memorandum and articles of association of the Company (the “Proposed Amendments”) to reflect the dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares be and are hereby approved;

(ii) the new amended and restated memorandum and articles of association of the Company (incorporating the Proposed Amendments) (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “Appendix A”, be and is hereby approved and adopted in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company; and

(iii) any one director, company secretary, and/or the registered office provider of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect to the Proposed Amendments and the adoption of the New Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands.

	For	Against	Withheld/ Abstained
Total	42,023,925	53,173	100
Percentage of voted shares:	99.87%	0.13%	0.00%

The foregoing description of the New Memorandum and Articles of Association is qualified in its entirety by reference to the full text of the New Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

5.	Proposal Five – AN ORDINARY RESOLUTION THAT:

(i) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-one hundred (100) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board”) in its sole discretion within three years after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved;

(ii) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and

(iii) the Board be and is hereby authorised to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

	For	Against	Withheld/ Abstained
Total	42,026,075	51,165	186
Percentage of voted shares:	99.88%	0.12%	0.00%

6.	Proposal Six - AN ORDINARY RESOLUTION THAT the Company adjourn the Annual General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Annual General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

	For	Against	Withheld/ Abstain
Total	42,025,490	51,608	100
Percentage of voted shares:	99.88%	0.12%	0.00%

Dual Class Structure

On July 10, 2026, the Company filed the New Memorandum and Articles of Association with the Companies Register of the Cayman Islands. The change from Ordinary Shares to Class A Ordinary Shares was reflected with the Nasdaq Capital Market and in the marketplace at the open of business on July 10, 2026, whereupon the Class A Ordinary Shares began trading. The Company’s Class A Ordinary Shares continue to trade under the current symbol “SLGB”, with the existing CUSIP number, G82195101, which was assigned to the Company’s ordinary shares prior to the Share Re-designation and was amended to be associated with the Company’s Class A Ordinary Shares.

Exhibits

Exhibit No.	Exhibit
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Logistics Global Limited

Date: July 10, 2026	By:	/s/ Hue Kwok Chiu
	Name:	Hue Kwok Chiu
	Title:	Chief Executive Officer

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